SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
The Coalition for Shareholder Democracy


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA_______________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

4,207,802

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

16.89%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA_______________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

2,097,472

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.42%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________




1. NAME OF REPORTING PERSON
Karpus Investment Management, Karpus Investment Management Profit
Sharing Plan, Jo Ann Van Degriff, George W. Karpus, Dana R.
Consler


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER
1,438,030

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER

1,438,030_____________________________________________

10. SHARED DISPOSITIVE POWER
0
11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,438,030

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.77%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Laxey Partners Limited, Andrew Pegge and Colin Kingsnorth


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
BRITISH
________________________________________________________________

7. SOLE VOTING POWER

672,300

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

672,300_______________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

672,300

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.70%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________





This statement constitutes amendment No.10 to the Schedule 13D filed on October 20, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 2 is amended as follows:
Item 2. IDENTITY AND BACKGROUND

This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, 43 Waterford Drive, Montville, NJ 07045, also a principal of Bulldog Investors. Mr. Goldstein and Mr. Dakos are self-employed investment advisors. This statement is also filed on behalf Karpus Management, Inc. d/b/a Karpus Investment Management ("KIM"), George W. Karpus, President, Director and Controlling Stockholder and Jo Ann Van Degriff, Vice President and Director and Sophie Karpus, Director,183 Sullys Trail, Pittsford, New York, 14534. The principal business is investment management for individuals, pensions and profit sharing plans, corporations, endowments, trust and others specializing in conservative asset management (i.e. fixed income investments).
This statement is also filed on behalf of Laxey Partners Limited ("Laxey"), Colin Kingsnorth and Andrew Pegge. Mr. Kingsnorth and Mr. Pegge each own one half of the outstanding equity of Laxey, an investment manager. The address of Laxey's principal business and principal office is The Old Chapel, Summerhill, Onchan, Isle Of Man, IM3 1NA.


During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or finding any violation with respect to such laws.


Mr. Goldstein, Mr. Karpus and Mr. Dakos are US citizens. Mr.
Kingsnorth and Mr. Pegge are British citizens.



Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The filing persons have formed a group (the "The Coalition for Shareholder Democracy") with the objective of affording all shareholders of the issuer an opportunity to obtain net asset value for their shares. The Coalition for Shareholder Democracy beneficially owns 16.89% of the issuer's outstanding shares. The members of the Coalition for Shareholder Democracy have not agreed to jointly take any specific measures to achieve the group's objective and they have no agreement to buy, sell, hold or vote their shares together. Any member of The Coalition for Shareholder Democracy may take actions it deems to be consistent with the group's objective without the consent of any other members of the group. In addition, any member of the Coalition for Shareholder Democracy may act in the best interests of its own clients regardless of whether such action is in the best interest of the group.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER a.b. As per the semi-annual report dated June 30th, 2005 there were 24,910,025 shares of GF outstanding. The percentage set forth in this item (5a) was derived using such number.

The Coaltion for Shareholders Democracy are deemed to be the beneficial owners of 4,207,802 shares of GF or 16.89% of the outstanding shares.
Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owner of 2,097,472 shares of GF or 8.42% of the outstanding shares. Mr. Phillip Goldstein is deemed to be the beneficial owner of 2,097,472 shares of GF or 8.42% of the outstanding shares. Mr. Dakos is deemed to be the beneficial owner of 725,549 shares of GF or 2.91% of the outstanding shares. Power to dispose of securities resides solely with Mr. Goldstein for 1,371,923 shares and jointly with Mr. Dakos for 725,549 shares. Power to vote securities resides solely with Mr. Goldstein for 655,364 shares and jointly for 34,244 shares. Power to vote securities resides solely with Mr. Dakos for 725,549 shares.

KIM beneficially owns 1,438,030 shares of GF or 5.77% of the outstanding shares. Karpus Investment Management Profit Sharing Plan owns 8,545 shares. Jo Ann Van Degriff owns 4,705 shares, George W. Karpus owns 7,380 shares and Dana R. Consler owns 1380 shares. KIM has the sole power to dispose of and vote all of such shares under limited powers of attorney.

Additionally Canalview Partners L.P. beneficially owns 30,000 shares of GF. Karpus Investment Management Profit Sharing Plan owns 5.05% of Canalview Partners L.P. Garnsey Partners L.P. owns 33,040 shares of GF. George W. Karpus owns 6.01% of Garnsey Partners L.P.

Coling Kingsnorth and Andrew Pegge have the authority to dispose and/or vote shares beneficially owned by the following entities:

Value Catalyst Fund Limited 191,014
Laxey Investors Limited 117,916
Laxey Investors LP 93,726
Laxey Universal Value LP 22,382
LP Value LTd 131,948
Altima SICAV PLC 71,904
Sprugos 29,300
LEAF 14,110


c. During the last sixty days the following shares of common stock were traded:
Karpus

Date           Shares        Price Per Share
2/13/2006      4000          11.70
2/24/2006      -145          12.17

Laxey, Andrew Pegge and Colin Kingsnorth

Date   Amount Price
1/26/2006     310  11.6115
1/26/2006     1116 11.6115
1/26/2006     930  11.6115
1/26/2006     1240 11.6115
1/26/2006     744  11.6115
1/26/2006     1860 11.6115
1/27/2006     900  11.6931
1/27/2006     3000 11.6931
1/27/2006     2500 11.6931
1/27/2006     3400 11.6931
1/27/2006     2000 11.6931
1/27/2006     5000 11.6931
1/30/2006     2200 11.68
2/2/2006      5250 11.6403
2/2/2006      5250 11.6403
2/3/2006      2050 11.6907
2/3/2006      2050 11.6907
2/8/2006      2000 11.6825
2/8/2006      4750 11.6825
2/8/2006      3100 11.6825
2/8/2006      4250 11.6825
2/9/2006      900  11.7
2/10/2006     5600 11.6543
2/10/2006     2100011.6543
2/10/2006     1400011.6543
2/10/2006     4200 11.6543
2/10/2006     2520011.6543
2/13/2006     1000 11.697
2/15/2006     1300 11.7188
2/15/2006     5100 11.7188
2/15/2006     3400 11.7188
2/15/2006     1000 11.7188
2/15/2006     6100 11.7188
2/21/2006     1300 11.9
2/21/2006     800  11.9
2/21/2006     1700 11.9
2/22/2006     1800 11.8631
2/22/2006     1300 11.8631
2/22/2006     2100 11.8631
2/23/2006     800  11.999
2/23/2006     3300 11.999
2/23/2006     2200 11.999
2/23/2006     700  11.999
2/23/2006     4000 11.999
02/28/2006    7200 12.12
02/28/2006    1600 12.12
02/28/2006    6000 12.12
02/28/2006    4000 12.12
02/28/2006    1200 12.12
03/01/2006    1400 12.2
03/03/2006    2700 12.22
03/03/2006    500  12.22
03/03/2006    1500 12.22
03/03/2006    2300 12.22
03/03/2006    600  12.22
03/06/2006    1000 12.3185
03/06/2006    3500 12.3185
03/06/2006    2400 12.3185
03/06/2006    700  12.3185
03/06/2006    4200 12.3185



d. Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement
Exhibit 2. Letter to the Staff of the SEC


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/10/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein


By: /s/ Andrew Dakos
Name:     Andrew Dakos


By: /s/ Dana R. Consler
Name:     Dana R. Consler
Senior Vice President
Karpus Management Inc.

By: /s/ Colin Kingsnorth
Name: Colin Kingsnorth

By: /s/ Andrew Pegge
Name: Andrew Pegge

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule
13D(and all further amendments filed by them) with respect to the shares of GF.

Dated: 3/10/06


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos

By: /s/ Dana R. Consler
Name:     Dana R. Consler
Senior Vice President
Karpus Management Inc.

By: /s/ Colin Kingsnorth
Name: Colin Kingsnorth

By: /s/ Andrew Pegge
Name: Andrew Pegge


Exhibit 2. Letter to the Staff of the SEC
"Opportunity Partners, on its own initiative, submitted a proposal to the Fund for inclusion in its proxy materials to afford shareholders an opportunity to realize net asset value for their shares. Sullivan & Cromwell, a law firm that purports to represent the Fund, advised the staff of the SEC in a letter that the Fund does not intend to include the proposal in its proxy materials based on some frivolous legal arguments. Opportunity Partners, on its own initiative, submitted the attached letter to the staff of the SEC to explain why those arguments have no merit."



 Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY
                              10570
    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

                                   February 21, 2006

John Grzeskiwicz
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0506

                                        The New Germany Fund,
Inc. (the "Fund")

Dear Mr. Grzeskiwicz:

Sullivan & Cromwell's John T. Bostelman's wrote a letter dated February 16, 2006 to the Chief Counsel of the Division of Corporate [sic] Finance asking the staff to concur with his view that the Fund may exclude my open-ending proposal from its proxy material. Mr. Bostelman's letter reminds me of Mary McCarthy's famous quip about Lillian Hellman: "Every word she writes is a lie, including `and' and `the'." However, Mr. Bostelman is even more sinister because he intends to mislead without directly lying ala Bill Clinton's "I did not have sex with that woman" line. His bag of deceptive rhetorical tricks includes the use of selective quotations and the intentional omission of any inconvenient fact that might undermine his pathetic argument. Apparently, Mr. Bostelman's primary motivation is to run up massive legal bills. In short, Mr. Bostelman has as much integrity as the lawyers portrayed in Charles Dickens' classic novel, Bleak House.

As is well documented in public filings, the Fund's management and I have been engaged in a dispute for several years, the crux of which is whether it is legal for the board of directors to unilaterally adopt and enforce a qualifications bylaw that effectively insulates them from a proxy challenge. This dispute in currently being litigated but one would never know that from reading Mr. Bostelman's ten-page diatribe.

Mr. Bostelman's main argument is that the Fund can exclude my rule 14a-8 proposal from its proxy material because I did not present a non-rule14a-8 proposal last year. According to Mr. Bostelman, "Rule 14a-8 applies generally to `shareholder proposals', not `Rule 14a-8 shareholder proposals.'" Based on that idiotic premise, he concludes that the Fund may rely on rule 14a-8(h)(3) to exclude my 14a-8 proposal this year from its proxy materials because I did not present a non-rule14a-8 proposal last year. That is an audacious argument because it is obvious to everyone except Mr. Bostelman that rule 14a-8(h)(3) applies only to a rule 14a-8 proposal. It is so bizarre that I wonder if he secretly wants us to sue the Fund to have our proposal included in its proxy materials because of the fees such a lawsuit would generate.

Rule 14a-8 sets forth a procedure whereby a shareholder may require a company to include a proposal and supporting statement in its proxy materials. For example, a proponent of a rule 14a-8 proposal must hold at least $2,000 worth of stock continuously for at least one year, must submit the proposal by a specific deadline and must limit the proposal and supporting statement to 500 words. If the proponent meets all of the conditions in rule 14a-8, the company must include the proposal and the supporting statement in its proxy materials.

However, proposals submitted outside the ambit of rule 14a-8, like my proposal last year, are not subject to these requirements. Mr. Bostelman concedes that the Fund did not include my supporting statement for our non-14a-8 proposal in its proxy materials last year. He dismisses this failure by saying "this is not relevant to the Rule 14a-8(h)(3) analysis" because I included my supporting statement in my own proxy materials. However, a shareholder is not required to send his proxy materials to all shareholders and in fact I did not send my proxy materials to all shareholders of the Fund last year. Therefore, those shareholders that received only the Fund's proxy materials did not receive our supporting statement. Mr. Bostelman wants to hold us to his self-serving interpretation of one provision of rule 14a-8 while ignoring the Fund's failure to comply with the rule's most important (and unambiguous) requirement, i.e. that the proponent's proposal and supporting statement must be included in the company's proxy materials. Even if Mr. Bostelman's argument had any validity (which it does not), he cannot use a double standard, i.e., the Fund's failure to include our supporting statement in its proxy materials last year precludes it from relying on his dubious interpretation of a provision of the rule to exclude an actual 14a-8 proposal this year.

Moreover, even if Mr. Bostelman's far fetched interpretation of rule 14a-8(h)(3) had any merit, we dispute his assertion that we lacked a "good reason" for not attending the meeting last year. He knows exactly what happened last year but does not want to say it because it undermines his thesis. He knows that we believe the board's qualifications bylaw is unlawful and that its refusal to waive it placed us in a difficult position last year. Should we attend the meeting and allow the chairman to count our proxies toward a quorum but not for the nominees designated by the shareholders that gave them to us? Mr. Bostelman apparently thinks we should have participated in a sham election in which opponents are barred from being nominated and the incumbents simply declare themselves elected regardless of how many votes they receive. Or should we not attend the meeting and litigate the legality of the qualifications bylaw so that a court could decide the outcome of the election? As Mr. Bostelman knows, we chose the latter option. (Another shareholder has filed a class action lawsuit in which the relief sought is to have my proxies for last year's meeting counted.)

Mr. Bostelman carefully omits mention of any of this but says only: "By his own public admission (in his proxy statement and elsewhere) he [did not attend the meeting] deliberately, in an attempt, which failed, to prevent the Fund from attaining the quorum and conducting its annual meeting and thereby pressure the Fund into taking some action that would further the proponent's interests in the director contest or otherwise." The following excerpt from the proxy statement in question proves that Mr. Bostelman is less than honest:

     Rule 14a-4(e) of the Securities Exchange Act of 1934 requires that, subject to reasonable specified conditions, all shares represented by proxy must be voted. The board of directors has adopted a bylaw that purports to require nominees to meet onerous qualifications which my nominees do not meet. Because I believe these qualifications constitute an improper constraint by the board on the right of stockholders to elect directors, I have requested that the board waive them and agree to comply with rule 14a-4(e) by allowing all proxies to be voted as instructed and counted. Thus far, the board has failed to do so and has failed to disclose how it will treat my proxies. If, prior to the Meeting, the board does not irrevocably agree to allow all proxies to be voted as instructed and counted, the proxy holders may not attend the Meeting and I intend to file a lawsuit to require all proxies to be voted as instructed and counted. If the proxy holders do not attend the Meeting your shares will not be counted toward a quorum or voted unless and until a court makes a determination as to how the Fund must treat them. If you do not believe the foregoing condition is reasonably specified or you unconditionally want your shares to be represented at the Meeting even if the board does not agree to allow them to be voted as you instruct and counted, you should not give me your proxy.

Also, as you may recall, I explained my position to you in writing:

     As I told you, my preference would be to simply attend the annual meeting and vote my proxies as instructed. Unfortunately, the board has not agreed to allow that. In fact, it has not disclosed what it will do with my proxies should I attempt to vote them, which is a very serious material omission that I have urged you to address. If the board assures me that it will allow me to vote my proxies as instructed, I will do so.

     You ask me why I believe it is a "reasonable" condition as that term is used in rule 14a-4(e) to say that I will vote my proxies only if the Fund assures me that I will be permitted to vote them. I am not sure how to answer that. It is the board that is refusing to allow my proxies to be voted as instructed. I am the victim of the board's attempt to steal the election. Why are you asking the victim why he is defending himself?

Mr. Bostelman does not have to agree with me that the Fund's qualifications bylaw is unlawful but it is unethical to build a straw man by attempting to deceive the staff as to what my "reason" was for not attending the meeting last year and then to say that it is not a "good reason." There are many other distortions and misstatements in Mr. Bostleman's letter but in light of his frivolous theory about 14a-8(h)(3), there is no need to correct all of them here. However, if the staff has any questions about the veracity of his version of the events surrounding last year's meeting that are relevant to its analysis of his no action request, I would be pleased to respond.

Finally, like many corporate lawyers that seek to exclude a 14a-8 shareholder proposal from the company's proxy materials, Mr. Bostelman's last resort is to attack our supporting statement by claiming it is false and misleading. He rambles on incoherently for more than two pages about how he thinks the data underlying our tiny 244-word statement should be interpreted. He will have all the space he needs to present his views in the Fund's proxy materials. And he can even bill the Fund for it. Since shareholders will be able to compare management's views and our views in the same proxy statement, the staff should heed the First Amendment and refrain from censoring what should be a spirited debate.

                              Very truly yours,


                              Phillip Goldstein
                              President
                              Kimball & Winthrop, Inc.
                              General Partner